Lantheus Holdings, Inc.

331 Treble Cove Road

North Billerica, Massachusetts 01862

March 16, 2020

VIA EDGAR

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lantheus Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed on March 16, 2020
Registration No. 333-234627

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Lantheus Holdings, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 10:00 a.m., prevailing Eastern Time, on March 18, 2020, or as soon as practicable thereafter.

Please contact Morton A. Pierce (morton.pierce@whitecase.com / telephone: (212) 819-7900), Bryan J. Luchs (bryan.luchs@whitecase.com / telephone: (212) 819-7848) or Michelle B. Rutta (michelle.rutta@whitecase.com / telephone: (212) 819-7864) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

Sincerely, Lantheus Holdings, Inc.

/s/ Robert J. Marshall, Jr.
Name: Robert J. Marshall, Jr. Title: Chief Financial Officer and Treasurer

cc:	Michael P. Duffy

(Lantheus Holdings, Inc.)

David M. Mims

(Progenics Pharmaceuticals, Inc.)

Morton A. Pierce

Bryan J. Luchs

Michelle B. Rutta

(White & Case LLP)

Reb D. Wheeler

Andrew J. Noreuil

(Mayer Brown LLP)

Jack S. Bodner

Scott F. Smith

(Covington & Burling LLP)